EX-21.01 SUBSIDIARIES OF THE COMPANY
Exhibit 21.01

BIGLARI HOLDINGS INC.

Subsidiaries	Jurisdiction of Incorporation or Organization
Biglari Design Inc.	Delaware
Biglari Group S.A.R.L.	Monaco
Biglari Real Estate Development Corp.	Indiana
First Guard Insurance Company	Arizona
1st Guard Corporation	Florida
Maxim Inc.	Delaware
Steak n Shake Operations, Inc.	Indiana
Western Sizzlin Corporation	Delaware